Three Months Ended     Nine Months Ended
                                      Sept. 29,  Sept. 30,  Sept. 29, Sept. 30,
                                        1996       1995       1996       1995
                                          (Unaudited)           (Unaudited)

Primary

Average shares outstanding             5,253       5,243        5,251    5,235

Net effect of dilutive stock options-
 based on the treasury stock method
 using average market price               27           -          15        44
Net effect of dilutive restricted
 stock grants                              5           8           5         9

  Total                                5,285       5,251       5,271     5,288

Net income                           $   740     $   299     $ 1,915   $ 1,918

Per share earnings                   $  0.14     $  0.06     $  0.36   $  0.36


The computation of per share earnings on a fully diluted basis does not materially differ from the amounts calculated on a primary basis.